UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Highlights

➢	Consolidated net sales and operating segment income increased 8.1% and 12.5%, respectively

➢	Television Broadcasting net sales grew by 2.4% and operating segment income margin reached 48.6%

➢	Univision royalties increased 37.8%, reaching US$58.2 million

➢	Cable and Telecom operating segment income margin increased to 35.3% and Revenue Generating Units reached 3.7 million

➢	Pay Television Networks net sales increased 15%; operating segment income margin expanded to 53.6%

➢	Sky added 238 thousand net subscribers during the quarter, reaching 3.8 million

Consolidated Results

Mexico City, D.F., October 19, 2011—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for third quarter 2011. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the quarters ended September 30, 2011 and 2010, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2011 with 2010:

	3Q’11	Margin %	3Q’10	Margin %	Change %
Consolidated net sales	15,963.5	100.0	14,771.0	100.0	8.1
Operating segment income	6,743.1	41.3	5,993.4	39.7	12.5
Consolidated net income	2,250.0	14.1	2,458.7	16.6	(8.5)
Controlling interest net income	2,045.1	12.8	2,195.2	14.9	(6.8)

Consolidated net sales increased 8.1% to Ps.15,963.5 million in third quarter 2011 compared with Ps.14,771 million in third quarter 2010. This increase was attributable to growth across all of our business segments, but in particular in our Cable and Telecom, Sky and Programming Exports segments. Operating segment income increased 12.5%, reaching Ps.6,743.1 million with a margin of 41.3%.

Controlling interest net income decreased 6.8% to Ps.2,045.1 million in third quarter 2011 compared with Ps.2,195.2 million in third quarter 2010. The net decrease of Ps.150.1 million reflected primarily a Ps.666.1 million increase in integral cost of financing, of which Ps.475.9 million were due to a non-cash foreign-exchange loss. This expense resulted primarily from a net average US dollar liability position during the quarter in combination with the depreciation of the peso. The decrease in controlling interest net income also reflected a Ps.512.5 million variation in other expense, net, which is mainly explained by the absence of a non-recurring gain on the sale of our investment in an airline carrier, Volaris, during the same quarter of last year.

These unfavorable variances were partially offset by i) a Ps.486.6 million increase in operating income; ii) a Ps.449.2 million decrease in income taxes; iii) a Ps.58.6 million decrease in non-controlling interest net income, and iv) a Ps.34.1 million decrease in equity in losses of affiliates, net.

Third Quarter Results by Business Segment

The following table presents third-quarter results ended September 30, 2011 and 2010, for each of our business segments. Results for the third quarter 2011 and 2010 are presented in millions of Mexican pesos.

Net Sales	3Q’11%		3Q’10%		Change %
Television Broadcasting	6,001.2	36.8	5,860.5	38.8	2.4
Pay Television Networks	931.3	5.7	809.6	5.3	15.0
Programming Exports	999.7	6.1	771.1	5.1	29.6
Publishing	810.9	5.0	787.7	5.2	2.9
Sky	3,131.7	19.2	2,894.9	19.2	8.2
Cable and Telecom	3,394.8	20.8	3,002.5	19.9	13.1
Other Businesses	1,046.5	6.4	981.1	6.5	6.7
Segment Net Sales	16,316.1	100.0	15,107.4	100.0	8.0
Intersegment Operations1	(352.6)		(336.4)		(4.8)
Consolidated Net Sales	15,963.5		14,771.0		8.1

Operating Segment Income2	3Q’11	Margin %	3Q’10	Margin %	Change %
Television Broadcasting	2,917.5	48.6	2,805.2	47.9	4.0
Pay Television Networks	498.8	53.6	412.9	51.0	20.8
Programming Exports	548.0	54.8	371.2	48.1	47.6
Publishing	121.9	15.0	91.5	11.6	33.2
Sky	1,457.4	46.5	1,398.3	48.3	4.2
Cable and Telecom	1,197.5	35.3	946.5	31.5	26.5
Other Businesses	2.0	0.2	(32.2)	(3.3)	106.2
Operating Segment Income	6,743.1	41.3	5,993.4	39.7	12.5
Corporate Expenses	(263.8)	(1.6)	(205.2)	(1.4)	(28.6)
Depreciation and Amortization	(1,841.2)	(11.5)	(1,636.7)	(11.1)	(12.5)
Consolidated Operating Income	4,638.1	29.1	4,151.5	28.1	11.7

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as segment operating income before depreciation and amortization, and corporate expenses.

Television Broadcasting
Third-quarter sales increased 2.4% to Ps.6,001.2 million compared with Ps.5,860.5 million in third quarter 2010. This increase reflects strong ratings and solid audience share as a result of the production and broadcast of successful shows such as La Voz…México which was the highest rated show in Mexico during the quarter. Additionally, the final episode of the novela La Fuerza del Destino was the second highest rated show in the quarter garnering an audience share of 40.7%. All of the top-ten rated programs in Mexico during the quarter were transmitted by Televisa.

Upfront deposits represented 80.6% of revenues during the quarter and the balance were sales in the spot market. This figure compares with 80.8% in third quarter 2010.

Third-quarter operating segment income increased 4% to Ps.2,917.5 million compared with Ps.2,805.2 million in third quarter 2010; the margin increased to 48.6%. The increase in margin of 70 basis points is a consequence of a higher revenue base, but also reflects a strict control on programming expenses.

Pay Television Networks

Third-quarter sales increased 15% to Ps.931.3 million compared with Ps.809.6 million in third quarter 2010. The increase was driven by i) the sustained addition of pay-TV subscribers in the last twelve months, mostly in Mexico; ii) by new affiliation agreements in Latin America; and iii) strong advertising sales that represented 24.6% of segment revenue during the quarter. In September we launched a new network called “Tiin”, which transmits in-house as well as third-party produced content, targeting young teenagers. This channel complements our existing pay-TV network portfolio servicing a new demographic. These results were achieved in spite of no longer consolidating TuTV, which was sold to Univision as part of the recently closed deal. Excluding the contribution to revenues of TuTV in 2010 results, growth in our Pay Television Networks segment was 22.6% during the quarter.

Third-quarter operating segment income increased 20.8% to Ps.498.8 million compared with Ps.412.9 million in third quarter 2010, and the margin reached 53.6%. This result reflects higher sales as well as the absence of costs and expenses related to i) Foro TV that is now recognized in Television Broadcasting; and ii) TuTV, which is no longer consolidated.

Programming Exports
Third-quarter sales increased 29.6% to Ps.999.7 million compared with Ps.771.1 million in third quarter 2010. The growth was attributable to an increase in royalties from Univision, from US$42.3 million in third quarter 2010 to US$58.2 million in third quarter 2011. This reflects the ongoing ratings success of Univision as well as the favorable impact of the new royalty structure reached under the revised programming license agreement with Univision. Sales to the rest of the World grew by 21.1% to Ps.264.2 million. This is the first quarter we receive revenues from the recently-signed agreement with Netflix. These positive variances were partially offset by a negative translation effect on foreign-currency-denominated sales amounting to Ps.18.1 million. This translation effect is determined comparing the average exchange rate of the peso against the US dollar during this quarter with the average exchange rate during the same quarter of the year before, which resulted in a 3.6% appreciation of the peso.

Third-quarter operating segment income increased 47.6% to Ps.548 million compared with Ps.371.2 million in third quarter 2010, and the margin increased to 54.8%. These results reflect higher sales that were partially offset by amortizations of coproduced and exportable programming.

Publishing
Third-quarter sales increased 2.9% to Ps.810.9 million compared with Ps.787.7 million in third quarter 2010. Most of the growth was driven by an increase in advertising and circulation revenues abroad, and to a lesser extent in Mexico. These positive variances were negatively impacted by the translation effect on foreign-currency-denominated sales of Ps.14.3 million.

Third-quarter operating segment income increased 33.2% to Ps.121.9 million compared with Ps.91.5 million in third quarter 2010, and the margin reached 15%. This increase reflects higher sales and a positive translation effect on foreign-currency-denominated costs and expenses. This favorable variance was partially offset by higher paper, printing and editing costs.

Sky
Third-quarter sales grew by 8.2% to Ps.3,131.7 million compared with Ps.2,894.9 million in third quarter 2010. The increase was driven by solid growth in the subscriber base in Mexico, explained by the continued success of Sky’s low-cost offerings. The number of gross active subscribers increased by 238,205 during the quarter to 3,824,278 (including 155,608 commercial subscribers) as of September 30, 2011, compared with 2,753,047 (including 149,057 commercial subscribers) as of September 30, 2010. Sky ended the quarter with 154,964 subscribers in Central America and the Dominican Republic. Segment results were partially offset by lower advertising and pay-per-view revenue due to the absence of the 2010 Soccer World Cup as well as a negative translation effect on foreign-currency denominated sales.

Third-quarter operating segment income increased 4.2% to Ps.1,457.4 million compared with Ps.1,398.3 million in third quarter 2010, and the margin was 46.5%. These results reflect an increase in sales that was partially offset by higher programming costs due to the transmission of special sport events such as: Copa América, Copa de Oro and FIFA U-17 World Cup, among others.

Cable and Telecom
Third-quarter sales increased 13.1% to Ps.3,394.8 million compared with Ps.3,002.5 million in third quarter 2010. This increase was attributable mainly to the addition of 542,469 revenue generating units (RGUs) in Cablevisión, Cablemás, and TVI during the last twelve months as a result of the success of our competitive triple-play bundles as well as the sustained demand for new packages launched during the quarter.

The increase is also explained by an improved sales mix in Bestel, which increased revenue derived from local telephony and broadband services. Year-over-year, Cablevisión, Cablemás, TVI and Bestel net sales increased 11.5%, 13.8%, 15.3%, and 16.5% respectively.

The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries as of September 30, 2011.
3Q'11	Cablevisión	Cablemás	TVI
Video	704,580	1,050,415	367,164
Broadband	367,520	425,389	182,175
Telephony	231,700	248,713	129,419
RGUs	1,303,800	1,724,517	678,758

Third-quarter operating segment income increased 26.5% to Ps.1,197.5 million compared with Ps.946.5 million in third quarter 2010, and the margin reached 35.3%. These results reflect continued growth in the cable platforms as well as a positive translation effect on foreign-currency-denominated costs. Specifically in Bestel the margins were strong. This increase was driven by lower interconnection rates and a larger customer base.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

	Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
	Revenue(1)	1,106.9	1,158.8	555.2	693.2
	Operating Segment Income(1)	427.1	442.8	199.6	182.4
	Margin	38.6	38.2	36.0	26.3

(1) These results do not include consolidation adjustments of Ps.119.3 million in revenues nor Ps.54.4 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses

Third-quarter sales increased 6.7% to Ps.1,046.5 million compared with Ps.981.1 million in third quarter 2010. The gaming business performed well during the quarter, most of the growth driven by bingo parlors and our soccer lottery game Ganagol.

Third-quarter operating segment income reached Ps.2 million compared with a loss of Ps.32.2 million in third quarter 2010, mainly reflecting an increase in profitability in the radio, internet, and gaming businesses.

Corporate Expenses

Share-based compensation expense in third quarter 2011 and 2010 amounted to Ps.161.9 million and Ps.135.4 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-operating Results

Other Expense, Net

Other expense, net, amounted to Ps.200.8 million for third quarter 2011, compared with other income, net, of Ps.311.7 million for third quarter 2010. The variance of Ps.512.5 reflected primarily the absence of a gain on disposition of shares of Volaris, a low-cost carrier airline, in third quarter 2010.

Other expense for third quarter 2011 and 2010 included primarily loss on disposition of property and equipment, financial advisory and professional services, and donations.

Integral Cost of Financing

The following table sets forth integral cost of financing stated in millions of Mexican pesos for the quarters ended September 30, 2011 and 2010.

	3Q’11	3Q’10	Increase (decrease)
Interest expense	1,196.8	920.8	276.0
Interest income	(269.1)	(183.3)	(85.8)
Foreign exchange loss (gain), net	388.6	(87.3)	475.9
Integral cost of financing	1,316.3	650.2	666.1

The net expense attributable to integral cost of financing increased by Ps.666.1 million to Ps.1,316.3 million in third quarter 2011 from Ps.650.2 million in third quarter 2010. This increase reflected primarily i) a Ps.475.9 million increase in non-cash foreign exchange loss resulting primarily from the effect of a 18.6% depreciation of the Mexican peso against the US dollar in third quarter 2011 on our net average US dollar liability position compared with a 2.0% appreciation in third quarter 2010 on our net US dollar liability position; and ii) a Ps.276 million increase in interest expense, due primarily to a higher principal amount of long-term debt in third quarter 2011. These unfavorable variances were partially offset by an Ps.85.8 million increase in interest income during third quarter 2011.

Equity in Losses of Affiliates, Net

Equity in losses of affiliates, net, decreased by Ps.34.1 million, or 28.3%, to Ps.86.6 million in third quarter 2011 compared with a Ps.120.7 million in third quarter 2010. This decrease reflected mainly an increase in equity in earnings of BMP, the controlling company of Univision, and OCEN, a live-entertainment venture in Mexico, which effect was partially offset by an increase in equity in loss of La Sexta, a free-to-air television channel in Spain.

Income Taxes

Income taxes decreased by Ps.449.2 million, or 36.4%, to Ps.784.4 million in third quarter 2011 from Ps.1,233.6 million in third quarter 2010. This decrease reflected both a lower income tax base and a lower effective income tax rate.

Non-controlling Interest Net Income

Non-controlling interest net income decreased by Ps.58.6 million, or 22.2%, to Ps.204.9 million in third quarter 2011, from Ps.263.5 million in third quarter 2010. This decrease reflected primarily a lower portion of consolidated net income attributable to interests held by non-controlling equity owners in our Sky and Cable and Telecom segments.

Other Relevant Information

Capital Expenditures and Investments

During third quarter 2011, we invested approximately US$194.4 million in property, plant and equipment as capital expenditures, including approximately US$102 million for our Cable and Telecom segment, US$62.8 million for our Sky segment, and US$29.6 million for our Television Broadcasting segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during third quarter 2011 included approximately US$32.3 million for Cablevisión, US$37.2 million for Cablemás, US$19.7 million for TVI, and US$12.8 million for Bestel.

During third quarter 2011, we made cash payments in the amount of US$150 million (Ps.1,797.1 million) in connection with our investment in GSF, the controlling company of Iusacell, in the form of US$1,565 million (Ps.19,390.9 million) of debentures issued by GSF that are mandatorily convertible into shares of stock of GSF. Upon conversion of the debentures of GSF, which is subject to regulatory approval and other customary closing conditions, our equity participation in GSF and Iusacell will be 50%.

Additionally, on October 7, 2011, Televisa entered into an agreement to buy from existing shareholders an additional 158,258 shares of BMP which, on a fully diluted basis, represent approximately 1% of BMP’s total equity capital. The transaction is subject to customary closing conditions

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of September 30, 2011 and December 31, 2010. Amounts are stated in millions of Mexican pesos.

	Sep 30, 2011	Dec 31, 2010	Increase (decrease)
Short term debt and current portion of long-term debt	1,170.0	1,469.1	(299.1)
Long-term debt (excluding current portion)	55,476.8	46,495.7	8,981.1
Total debt	56,646.8	47,964.8	8,682.0

Current portion of capital lease obligations	403.0	280.1	122.9
Long-term capital lease obligations (excluding current portion)	236.7	349.7	(113.0)
Total capital lease obligations	639.7	629.8	9.9

As of September 30, 2011, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.30,328.8 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of September 30, 2011, amounted to Ps.3,146.8 million.

Shares Outstanding

As of September 30, 2011 and December 31, 2010, our shares outstanding amounted to 330,858.1 million and 325,023 million shares, respectively, and our CPO equivalents outstanding amounted to 2,827.8 million and 2,778 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2011 and December 31, 2010, the GDS (Global Depositary Shares) equivalents outstanding amounted to 565.6 million and 555.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255) 5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Millions of Mexican Pesos)

	September 30,		December 31,
	2011		2010
ASSETS	(Unaudited)		(Audited)

Current:
Cash and cash equivalents	Ps.	17,154.2	Ps.	20,942.5
Temporary investments		6,017.0		10,446.9
		23,171.2		31,389.4

Trade notes and accounts receivable, net		10,664.3		17,701.1
Other accounts and notes receivable, net		4,033.4		4,180.2
Derivative financial instruments		135.7		-
Due from affiliated companies		568.4		196.3
Transmission rights and programming		4,158.0		4,004.4
Inventories, net		1,303.7		1,254.5
Other current assets		1,488.3		1,117.8
Total current assets		45,523.0		59,843.7

Derivative financial instruments		-		189.4
Transmission rights and programming		6,564.2		5,627.6
Investments		40,599.3		21,837.5
Property, plant and equipment, net		39,730.4		38,651.8
Intangible assets and deferred charges, net		11,970.1		10,241.0
Other assets		86.4		79.6
Total assets	Ps.	144,473.4	Ps.	136,470.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Millions of Mexican Pesos)

	September 30,		December 31,
	2011		2010
LIABILITIES	(Unaudited)		(Audited)

Current:
Short-term debt and current portion of long-term debt	Ps.	1,170.0	Ps.	1,469.1
Current portion of capital lease obligations		403.0		280.1
Trade accounts payable		7,437.9		7,472.3
Customer deposits and advances		9,306.7		18,587.9
Taxes payable		1,172.3		1,443.9
Accrued interest		813.3		750.7
Employee benefits		489.3		199.6
Due to affiliated companies		55.8		48.8
Derivative financial instruments		-		74.3
Other accrued liabilities		9,421.4		2,982.3
Total current liabilities		30,269.7		33,309.0
Long-term debt, net of current portion		55,476.8		46,495.7
Capital lease obligations, net of current portion		236.7		349.7
Derivative financial instruments		324.6		103.5
Customer deposits and advances		563.5		495.5
Other long-term liabilities		2,718.9		2,747.5
Deferred income taxes		312.0		681.8
Retirement and termination benefits		534.4		430.1
Total liabilities		90,436.6		84,612.8

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value		10,118.1		10,019.9
Additional paid-in capital		6,214.1		4,547.9
		16,332.2		14,567.8
Retained earnings:
Legal reserve		2,139.0		2,135.4
Unappropriated earnings		29,193.9		23,583.4
Net income for the period		4,719.5		7,683.4
		36,052.4		33,402.2
Accumulated other comprehensive income, net		1,075.2		3,251.1
Shares repurchased		(6,230.3)		(6,156.6)
		30,897.3		30,496.7
Total controlling interest		47,229.5		45,064.5
Non-controlling interest		6,807.3		6,793.3
Total stockholders’ equity		54,036.8		51,857.8
Total liabilities and stockholders’ equity	Ps.	144,473.4	Ps.	136,470.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2011		2010		2011		2010
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	15,963.5	Ps.	14,771.0	Ps.	44,288.8	Ps.	41,365.8

Cost of sales 1		6,943.0		6,681.7		20,123.0		18,990.7

Operating expenses:
Selling 1		1,254.5		1,121.6		3,564.8		3,501.6
Administrative 1		1,286.7		1,179.5		3,777.2		3,321.5
Depreciation and amortization		1,841.2		1,636.7		5,429.9		4,640.2
Operating income		4,638.1		4,151.5		11,393.9		10,911.8
Other expense (income), net		200.8		(311.7)		386.4		(91.9)
Integral cost of financing:
Interest expense		1,196.8		920.8		3,143.9		2,690.3
Interest income		(269.1)		(183.3)		(725.0)		(741.5)
Foreign exchange loss (gain), net		388.6		(87.3)		639.0		375.6
		1,316.3		650.2		3,057.9		2,324.4
Equity in losses of affiliates, net		(86.6)		(120.7)		(318.2)		(188.2)
Income before income taxes		3,034.4		3,692.3		7,631.4		8,491.1
Income taxes		784.4		1,233.6		2,006.5		2,693.5
Consolidated net income		2,250.0		2,458.7		5,624.9		5,797.6
Non-controlling interest net income		(204.9)		(263.5)		(905.4)		(738.7)
Controlling interest net income	Ps.	2,045.1	Ps.	2,195.2	Ps.	4,719.5	Ps.	5,058.9

1 Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR FOURTH QUARTER 2010 AND FIRST, SECOND AND THIRD QUARTER 20111:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Oct	Nov	Dec	4Q10	Jan	Feb	Mar	1Q11	Apr	May	Jun	2Q11	Jul	Aug	Sep	3Q11
Channel 2
Rating	11.2	11.5	10.5	11.0	11.4	12.0	11.7	11.7	10.5	10.5	10.9	10.7	10.6	10.2	10.7	10.5
Share (%)	32.5	32.3	31.2	32.0	31.7	32.9	32.5	32.4	30.5	30.4	30.5	30.5	29.1	28.4	29.7	29.0
Total Televisa(2)
Rating	23.8	24.6	22.9	23.8	24.1	25.0	24.5	24.5	23.6	23.5	24.2	23.8	25.1	24.8	24.7	24.9
Share (%)	69.3	69.4	68.2	69.0	67.3	68.4	68.4	68.0	68.4	68.0	67.8	68.1	68.5	68.7	68.6	68.6

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Oct	Nov	Dec	4Q10	Jan	Feb	Mar	1Q11	Apr	May	Jun	2Q11	Jul	Aug	Sep	3Q11
Channel 2
Rating	16.9	17.2	15.3	16.5	16.7	18.0	17.2	17.3	15.2	14.8	15.9	15.3	15.7	14.6	15.4	15.2
Share (%)	35.5	34.7	33.6	34.6	33.8	35.7	34.9	34.8	32.6	31.7	32.9	32.4	31.9	30.3	31.8	31.3
Total Televisa(2)
Rating	32.3	33.4	30.5	32.1	32.6	33.9	33.1	33.2	31.4	30.8	31.8	31.3	32.6	32.1	32.5	32.4
Share (%)	67.7	67.7	66.8	67.4	66.1	67.1	67.2	66.8	67.4	66.1	65.9	66.5	66.5	66.5	67.1	66.7

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Oct	Nov	Dec	4Q10	Jan	Feb	Mar	1Q11	Apr	May	Jun	2Q11	Jul	Aug	Sep	3Q11
Channel 2
Rating	22.8	21.0	18.8	20.9	21.5	22.9	22.0	22.1	18.3	17.7	19.1	18.4	19.1	18.1	18.4	18.5
Share (%)	41.8	38.4	36.9	39.0	38.6	40.5	39.5	39.5	34.9	33.9	35.6	34.8	35.1	33.5	33.8	34.1
Total Televisa(2)
Rating	39.0	38.6	34.8	37.4	38.1	39.9	37.9	38.6	35.4	33.8	35.1	34.8	35.1	35.0	35.9	35.3
Share (%)	71.3	70.5	68.2	70.0	68.4	70.4	68.2	69.0	67.5	64.9	65.4	65.9	64.4	65.0	65.8	65.1

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 21, 2011	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel